EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF ALY ENERGY SERVICES, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Aly Energy Services, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

1. That the board of directors of the Company duly adopted resolutions to amend the Certificate of Incorporation of the Company, declaring said amendment to be in the best interests of the Company and its stockholders and authorizing the officers of the Company to solicit the consent of stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Article FOURTH of the Company’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

FOURTH. The total number of shares of stock which the Company shall have authority to issue is two hundred million (200,000,000) shares, $.001 par value per share. All such shares are of one class and are shares of Common Stock.

2. That the foregoing amendment has been approved by the holders of the requisite number of stockholders of this corporation in accordance with Section 228 of the General Corporation Law.

3. That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

4. That this Certificate of Amendment shall become effective on the date and at the time this Certificate of Amendment is duly filed with and accepted by the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF this Certificate of Amendment has been executed for Aly Energy Services, Inc. by Alya Hidayatallah, its Chief Financial Officer this April 10th, 2014.

By:	/s/ Alya Hidayatallah
Alya Hidayatallah Chief Financial Officer